00:00
I believe that glowing healthy skin
00:04
starts from within and that's why I
00:06
created Oh Hawaii to bridge that
00:09
internal-external gap in skincare named
00:13
after the extinct Hawaiian oh oh bird
00:15
I developed a / ye to naturally preserve
00:18
protect and extend the life of youthful
00:21
looking skin their internal
00:23
supplementation and external skin care
00:26
I've used only non-gmo superfoods like
00:30
ashwagandha and Kona coffee berry grown
00:32
in Hawaii's nutrient rich volcanic soil
00:35
I've also infused healing rose quartz
00:38
crystals and anti-aging superstars like
00:40
fur Olek acid and the result it's the
00:44
most glowing youthful skin you can
00:46
naturally achieve
00:48
you